Exhibit 99.3
CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL
The following table sets forth the consolidated capitalization of the Bank at October 31, 2009

As at
October 31, 2009
(in millions of
Canadian dollars)
Non-Controlling Interest in Subsidiaries(1)
BMO BOaTS — Series D(2)	$606
BMO BOaTS — Series E(2)	454
Non-Controlling Interest in Other Subsidiaries	295

Total Non-Controlling Interest in Subsidiaries.	1,355

Subordinated Debt	4,236

Preferred Share Liability	0

Capital Trust Securities(1)
BMO BOaTS — Series A	350
BMO BOaTS — Series B	400
BMO BOaTS — Series C	400

Total Capital Trust Securities	1,150

Shareholders’ Equity
Preferred Shares(3)	2,571
Common Shares	6,198
Contributed Surplus	79
Accumulated Other Comprehensive Loss	(399)
Retained Earnings	11,748

Total Shareholders’ Equity	20,197

Total Capitalization	$26,938

Notes:
(1)	For more information on the classification of Capital Trust Securities, please refer to Note 19 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2009.
(2)	Amounts shown for BMO BOaTS — Series D — and BMO BOaTS — Series E are net of external issuance costs of $5 million and $3 million, respectively, and include distribution liability of $11 million and $7 million, respectively.
(3)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 5, 10, 13, 14, 15, 16, 18, 21 and 23. For more information on the classification of Preferred Shares, please refer to Note 21 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2009.